Poppy Bagels
Statement of Cash Flows
January - November, 2021

	Total
OPERATING ACTIVITIES	
Net Income	61,982.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset	-815.92
California Department of Tax and Fee Administration Payable	338.46
PreOrder Tips	0.00
Square Tips	-63.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 541.10
Net cash provided by operating activities	$ 61,440.95
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-24,041.00
Net cash provided by financing activities	-$ 24,041.00
Net cash increase for period	$ 37,399.95
Cash at beginning of period	28,249.30
Cash at end of period	$ 65,649.25

Monday, Feb 07, 2022 06:13:35 PM GMT-8